

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 3, 2006

Mr. Brian A. Lutes
Chief Financial Officer and Treasurer
The Wornick Company
4701 Creek Road, Suite 200
Cincinnati, OH 42542

> **Re: The Wornick Company**
> **Form 10-K for the Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended April 1, 2006**
> **Filed May 16, 2006**
> **Response letter dated June 30, 2006**
> **File No. 333-119336**

Dear Mr. Lutes:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   We understand that you would prefer to limit compliance with our prior comments to future filings. However, we believe the revisions impacting your presentation of non-GAAP measures, combined predecessor/successor information in MD&A, and the narrative that should accompany this non-standard disclosure, are particularly important and when coupled with matters concerning the contract award, goodwill, and amortization expense, would be most appropriately addressed in an amendment to your filing. Please contact us regarding this matter to make the appropriate arrangements.

Selected Financial Data, page 23

2.   We note your response to comment 1 in which you propose to continue providing the measures of EBITDA and adjusted EBITDA as you believe it is useful to investors in evaluating operating performance because EBITDA and adjusted EBITDA "…provide information regarding [your] ability to service and/or incur debt."

Generally, a company's ability to service and/or incur debt is a liquidity issue in which companies are concerned about the availability of cash. If you believe these measures should be retained, you should modify your disclosure to explain why you believe providing such measures and referring to them as measures of operating performance provides valuable information regarding your ability to service and/or incur debt. This is the general requirement under Item 10(e)(1)(i)(C) of Regulation S-K.

Also, since you appear to adjust for recurring items in calculating adjusted EBITDA, your disclosure should include detail sufficient to demonstrate the usefulness of this measure to comply with the guidance set forth in our FAQ on non-GAAP measures, Nos. 8 and 9. If this is not possible, it may be necessary to remove the disclosure.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief